

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 14, 2013

<u>Via E-Mail</u>
Edmar Lopes
Chief Financial Officer
GOL Intelligent Airlines, Inc.
Praça Comandante Linneu Gomes, S/N Portaria 3,
Jardim Aeroporto
04626-020 São Paulo, São Paulo
Federative Republic of Brazil

> **Re: GOL Intelligent Airlines, Inc.**
> **Form 20-F for the Year Ended December 31, 2011**
> **Filed April 11, 2012**
> **File No. 001-32221**

Dear Mr. Lopes:

We have reviewed your response letter dated February 1, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by amending your filing as indicated in comment one, and providing any requested information. If you do not believe our comments apply to your facts and circumstances, or do not believe an amendment is appropriate please tell us why in your response.

After reviewing any amendments to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2011

Report of Independent Registered Public Accounting Firm

1. We note from your response to our prior comment one that you intend to file an amended Form 20-F to include an independent audit report which covers each of the three years ended December 31, 2011 for the consolidated statements of operations, comprehensive income, shareholders' equity and cash flows. Please file this amended Form 20-F as soon as possible.

You may Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3813.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief